UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

14040330

SEC
Mail Processing
Section
MAR 0 4 2014
Washington DC
404

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SEC FILE NUMBER
8-68390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KGS-Alpha Capital Markets, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 44th Floor
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Seery (646) 588-2170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York,	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Robert Seery, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to KGS-Alpha Capital Markets, L.P. (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any partner, officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Seery
Chief Financial Officer

Subscribed and Sworn to before me this
27th day of February, 2014

Notary Public

MERVIN E. HORST
Notary Public, State of New York
No. 31-5032586
Qualified in New York County
Commission expires August 29, 2014

KGS-ALPHA CAPITAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(Dollars in Thousands)

ASSETS:		
Cash	$	3,851
Securities segregated for regulatory purposes		3,073
Securities purchased under agreements to resell (including $2,415,072 at fair value)		3,429,467
Financial instruments owned, at fair value (including $1,534,480 pledged)		1,926,428
Receivables from broker-dealers and clearing organizations		93,501
Accrued interest receivable		8,924
Furniture, equipment, software, and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,602		2,320
Other assets		8,253
TOTAL ASSETS	**$**	**5,475,817**
LIABILITIES AND PARTNERS' EQUITY:		
LIABILITIES:		
Securities sold under agreements to repurchase (including $3,180,815 at fair value)	$	4,680,180
Financial instruments sold, not yet purchased, at fair value		367,248
Payables to broker-dealers and clearing organizations		166,093
Accrued interest payable		2,846
Accrued expenses and other liabilities		24,639
Total Liabilities		5,241,006
Subordinated liability		65,000
PARTNERS' EQUITY		169,811
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$**	**5,475,817**

See notes to financial statements.